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Pricing Supplement dated May 19, 2000                           Rule 424(b)(3)
(To Prospectus dated January 12, 2000 and                   File No. 333-89659
Prospectus Supplement dated January 12, 2000)



                         TOYOTA MOTOR CREDIT CORPORATION

                          Medium-Term Note - Fixed Rate

______________________________________________________________________________


Principal Amount:  $15,000,000             Trade Date: May 19, 2000
Issue Price: See "Additional Terms of the  Original Issue Date: May 26, 2000
  Notes - Plan of Distribution"
Interest Rate: 8.20% per annum             Net Proceeds to Issuer: $15,000,000
Interest Payment Dates: Monthly on the
  26th of each month, commencing           Principal's Discount or
  June 26, 2000                                 Commission: 0.00%
Stated Maturity Date: May 26, 2010


______________________________________________________________________________


Day Count Convention:
     [X]  30/360 for the period from May 26, 2000 to May 26, 2010
     [ ]  Actual/365 for the period from                to
     [ ]  Other (see attached)                       to

Redemption:
     [ ]  The Notes cannot be redeemed prior to the Stated Maturity Date.
     [X]  The Notes may be redeemed prior to Stated Maturity Date.
          Initial Redemption Date: May 26, 2001. See, "Additional Terms of the Notes - Redemption"
          Initial Redemption Percentage:  100%
          Annual Redemption Percentage Reduction:  Not applicable

Repayment:
     [X]  The Notes cannot be repaid prior to the Stated Maturity Date.
     [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
          Optional Repayment Date(s):
          Repayment Price:     %

Currency:
     Specified Currency:  U.S. dollars
          (If other than U.S. dollars, see attached)
     Minimum Denominations:
          (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
     Total Amount of OID:
     Yield to Maturity:
     Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

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                            ___________________________
                                Merrill Lynch & Co.

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                           ADDITIONAL TERMS OF THE NOTES

Redemption

          The Notes are subject to redemption by TMCC, in whole but not in part, on the Initial Redemption Date and on any Interest Payment Date occurring in May or November thereafter subject to not less than 30 nor more than 60 days' prior notice.

Plan of Distribution

          Under the terms of and subject to the conditions of a terms agreement under the First Amended and Restated Distribution Agreement dated September 3, 1998 between TMCC and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Goldman, Sachs & Co., Lehman Brothers Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., as amended by that certain Amendment No. 1 thereto, dated January 12, 2000 (as amended, the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.00% of their principal amount. Merrill may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Merrill.

          Under the terms and conditions of the Agreement, Merrill is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

          The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

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          Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

          U.S. Holders. Although there is a possibility that the Notes will not be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will not be redeemed by TMCC, and thus as if they were to remain outstanding until the Stated Maturity Date. Under the foregoing principles, the amount payable with respect to a Note at the Fixed Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.